

Mail Stop 3561

August 5, 2016

Kristina Salen
Chief Financial Officer
Etsy, Inc.
55 Washington Street
Suite 512
Brooklyn, NY 11201

     Re: Etsy, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Response Dated August 4, 2016
              File No. 001-36911

Dear Ms. Salen:

We have reviewed your August 4, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data

Note 11 – Income Taxes, page 94

1. We note your response to comment 3. Since the disclosures on page 97 that are referenced in your response describe a deferred tax liability and unrecognized tax benefits that are classified within "other liabilities," we do not believe those disclosures concerning liabilities clearly explain to your investors the assets on your balance sheet titled "Deferred tax charge – current" and "Deferred tax charge – net of current portion."

Please revise your tax footnote in future filings to also explain the assets you recorded related to updating your global corporate structure.

You may contact me at (202) 551-3737 if you have questions regarding comments on the financial statements or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products